Consolidated Financial Statements
(Stated in Canadian Dollars)

T.B. Mining Ventures Inc.
September 30, 2012

Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, Box 27
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
F. 416.480.2646

www.collinsbarrow.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
T.B. Mining Ventures

We have audited the accompanying financial statements of T.B. Mining Ventures Inc., which comprise the statements of financial position as at September 30, 2012, September 30, 2011 and October 1, 2011 and the statements of comprehensive loss, changes in equity and cash flows for the years ended September 30, 2012 and September 30, 2011 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of T.B. Mining Ventures Inc. as at September 30, 2012, September 30, 2011 and October 1, 2011, and the results of its operations and its cash flows for the year ended September 30, 2012 and September 30, 2011 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
March 8, 2013

This office is independently owned and operated by Collins Barrow Toronto LLP
The Collins Barrow trademarks are used under License.

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

STATEMENTS OF FINANCIAL POSITION

(Stated in Canadian Dollars)

		September 30		September 30		October 1
		2012		2011		2010
	$		$		$
				[note 11]		[note 11]
ASSETS

Current assets
Cash and cash equivalents		100,499		185,530		265,838
Total current assets		100,499		185,530		265,838

Non-current assets
Investments [note 5]		101,831		98,617		95,513
Total non-current assets		101,831		98,617		95,513

Total assets		202,330		284,147		361,351

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		42,710		26,162		10,728
Total current liabilities		42,710		26,162		10,728

EQUITY
Share capital [note 6]		408,413		408,413		408,413
Reserves [note 6]		62,175		62,175		62,175
Deficit		(310,968)		(212,603)		(119,965)
Total equity		159,620		257,985		350,623

Total liabilities and equity		202,330		284,147		361,351

See accompanying notes to the financial statements

These financial statements are authorized for issue by the Board of Directors on March 8, 2013

They are signed on behalf of the Board:

"Glenn Bowman"	"Mario Biasini"
Director	Director

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

STATEMENTS OF COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

For the year ended September 30,

		2012		2011
	$		$
				[note 11]

REVENUE
Investment income		3,214		3,103

EXPENSES
Corporate accounting services [note 8]		8,187		9,250
General and administrative		14,168		15,345
Filing services		4,793		4,335
Listing fees		5,876		5,876
Professional fees		68,555		60,935
		101,579		95,741

Loss and comprehensive loss for the year		(98,365)		(92,638)

Basic and diluted loss per share [note 7]		(0.03)		(0.03)

See accompanying notes to the financial statements

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

STATEMENTS OF CASH FLOW

(Stated in Canadian Dollars)

For the year ended September 30,

		2012		2011
	$		$

OPERATING ACTIVITIES
Loss and comprehensive loss for the year		(98,365)		(92,638)
Changes in non-cash working capital balances related to
operations
Accounts payable and accrued liabilities		16,548		15,433
Cash used in operating activities		(81,817)		(77,205)

INVESTMENT ACTIVITIES
Accrued interest on investment		(3,214)		(3,103)
Cash used in investment activities		(3,214)		(3,103)

Increase in cash and cash equivalents during period		(85,031)		(80,308)
Cash and cash equivalents, beginning of period		185,530		265,838
Cash and cash equivalents, end of period		100,499		185,530

See accompanying notes to the financial statements

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

STATEMENTS OF CHANGES IN EQUITY

(Stated in Canadian Dollars)

		Share Capital				Reserves
			Obligation		Equity Settled		Available-for-	Foreign
Issued and outstanding:	Number of		to issue		Employee	Agents	sale financial	currency
	Shares	Share Capital	shares	Warrants	Benefits	Options	assets	transaction	Deficit	Total Equity

Balance as at October 01, 2010	3,025,000	408,413	-	7,875	54,300	-	-	-	(119,965)	350,623
Loss and comprehensive loss for the period	-	-	-	-	-	-	-	-	(92,638)	(92,638)
Balance as at September 30, 2011	3,025,000	408,413	-	7,875	54,300	-	-	-	(212,603)	257,985
Loss and comprehensive loss for the period	-	-	-	-	-	-	-	-	(98,365)	(98,365)
Balance as at September 30, 2012	3,025,000	408,413	-	7,875	54,300	-	-	-	(310,968)	159,620

See accompanying notes to the financial statements

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

For the year ended September 30, 2012

1. NATURE OF BUSINESS AND GOING CONCERN

T.B. Mining Ventures (the "Corporation" or "T.B. Mining") was incorporated under the laws of the Province of Ontario on May 2, 2007. The Corporation completed an initial public offering and commenced trading on the TSX Venture Exchange (the “TSX-V” or “Exchange”) on September 8, 2010 and is classified as a Capital Pool Company (“CPC”) as defined in the TSX-V Listings Policy 2.4. As a CPC, the principal business of the Corporation is to complete a Qualifying Transaction ("QT") by identifying and evaluating opportunities for the acquisition of an interest in assets or a business, and subsequently negotiate an acquisition or participation subject to acceptance for filing by the Exchange. (See Note 2 - Subsequent event)

2. AMALGAMATION AGREEMENT

On October 2, 2012 the shareholders of the Corporation approved certain corporate changes required as part of an amalgamation with Sphere 3D Inc., a Canadian corporation ("Sphere 3D"), where the Corporation will acquire all the issued and outstanding securities of Sphere 3D by issuing 15,174,201 to the shareholders of Sphere 3D and by way of a three cornered amalgamation of Sphere 3D, T.B. Mining and a wholly owned subsidiary of T.B. Mining (the "Qualifying Transaction").

At the special meeting of shareholders the shareholders approved the following matters, subject to completion of the Qualifying Transaction:

(a)               the change of name of the Corporation from T.B. Mining Ventures Inc. to "Sphere 3D Corporation"
(b)              the adoption of a new stock option plan (the "Stock Option Plan") of the Corporation; the Stock Option Plan is a "rolling" plan under which up to 10% of the issued and outstanding common shares of the Corporation from time to time, subject to adjustment in certain circumstances, may be issued;
(c)              the consolidation of the outstanding common shares of the Corporation on the basis of 0.25 consolidated new common share for each of one (1) issued and outstanding common share and 0.25 consolidated new incentive stock option for each of one (1) issued and outstanding incentive stock option;

In addition the Corporation announced that the shareholders of the Corporation approved new by-laws to conform with current public company requirements. The shareholders of the Corporation also authorized by special resolution the listing of the Corporation on the NEX in the event the Corporation does not complete a Qualifying Transaction by the deadline imposed by the TSX-V, and the cancellation of up to 50% of the common shares currently held in escrow and purchased by the non arm's length parties of the Corporation.

On December 21, 2012, the Corporation completed the Qualifying transaction (the “Transaction”) with Sphere 3D and changed its name to Sphere 3D Corporation. The Transaction resulted in the Company acquiring 100% of the issued and outstanding securities of Sphere 3D through a securities exchange. Accordingly, the former security-holders of Sphere 3D acquired control of the Corporation through a reverse takeover. The accounting parent in the reverse takeover was Sphere 3D.

Amalgamation agreement to acquire Kaskattama Inc.

On July 19, 2011 the Corporation entered into an amalgamation agreement, (the “Agreement”), with Kaskattama Inc., an Ontario corporation (“Kaskattama”), to acquire all the issued and outstanding securities of Kaskattama by way of a three cornered amalgamation of Kaskattama, T.B. Mining and a wholly owned subsidiary of T.B. Mining to be created (the “Transaction”). The Agreement followed a letter of intent regarding the Transaction signed on November 15, 2010 between T.B. Mining and Kaskattama (see press release of November 17, 2010). It was intended to represent the Corporation’s qualifying transaction as defined by the TSX-V. The agreement was terminated March 15, 2012.

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

For the year ended September 30, 2012

3. SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance and Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board ("AcSB") confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles ("GAAP") for publicly accountable enterprises for financial periods beginning on and after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities.

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These are the Corporation's first annual financial statements to be presented in accordance with IFRS. Previously, the Corporation prepared its annual financial statements in accordance with GAAP.

Basis of Presentation

The financial statements have been prepared using the measurement bases specified by IFRS for each type of asset, liability, income and expense. The measurement bases are more fully described in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

These financial statements including comparatives have been prepared on the basis of IFRS standards that are effective or available for early adoption on September 30, 2012, the Corporation's first annual reporting date.

The preparation of these financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP. The accounting policies set out below have been applied consistently to all periods presented in these financial statements. They have also been applied in preparing an opening IFRS balance sheet at October 1, 2010 for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (IFRS 1). The impact of the transition from GAAP to IFRS is explained in [note 11].

Financial instruments

Financial assets and financial liabilities are recognised when the Corporation becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Financial assets and financial liabilities are measured initially at fair value adjusted by transaction costs, and subsequently accounted for at amortized cost, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value.

Financial assets and financial liabilities are measured subsequently as described below.

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the year ended September 30, 2012

Financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

•  loans and receivables
•  financial assets at fair value through profit or loss • held-to-maturity investments
•  available-for-sale financial assets.
The category determines subsequent measurement and whether any resulting income and expense is recognised in profit or loss or in other comprehensive income.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets that are recognised in profit or loss are presented within general and administrative costs', 'interest income' or 'other income'.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition these are measured at amortised cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Corporation currently does not hold any loans and receivables designated into this category.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and region of a counterparty and other shared credit risk characteristics. The impairment loss estimate is then based on recent historical counterparty default rates for each identified group.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply. The Corporation's cash and cash equivalents, and investments fall into this category of financial instrument.

Assets in this category are measured at fair value with gains or losses recognised in profit or loss. The fair values of derivative financial instruments are determined by reference to active market transactions or using a valuation technique where no active market exists.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity other than loans and receivables. Investments are classified as held-to-maturity if the Corporation has the intention and ability to hold them until maturity. The Corporation currently does not hold any investments designated into this category.

Held-to-maturity investments are measured subsequently at amortised cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognised in profit or loss.

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

For the year ended September 30, 2012

Available-for-sale financial assets

Available-for-sale (AFS) financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Corporation does not hold any available-for-sale financial assets.

All other available-for-sale financial assets are measured at fair value. Gains and losses are recognised in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognised in profit or loss. When the asset is disposed of or is determined to be impaired the cumulative gain or loss recognised in other comprehensive income is reclassified from the equity reserve to profit or loss and presented as a reclassification adjustment within other comprehensive income. Interest calculated using the effective interest method and dividends are recognised in profit or loss within 'finance income'.

Reversals of impairment losses are recognised in other comprehensive income, except for financial assets that are debt securities which are recognised in profit or loss only if the reversal can be objectively related to an event occurring after the impairment loss was recognised.

Financial liabilities

The Corporation's financial liabilities include accounts payable and accrued liabilities.

Financial liabilities are measured subsequently at amortised cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through profit or loss, that are carried subsequently at fair value with gains or losses recognised in profit or loss.

All derivative financial instruments that are not designated and effective as hedging instruments are accounted for at fair value through profit or loss.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each financial position reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flow of the investment have been impacted. For unlisted shares classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

•  significant financial difficulty of the issuer or counterparty; or
•  default of delinquency in interest or principal payments; or
•  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable and deposits, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectable, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

For the year ended September 30, 2012

The Corporation does not have any derivative financial instruments.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and demand deposits, together with other short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

Share capital

Share capital represents the fair value of consideration received. Equity instruments are contracts that give a residual interest in the net assets of the Corporation. Financial instruments issued by the Corporation are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Corporation’s common shares, contributed surplus, and share warrants are classified as equity instruments. Incremental costs directly attributable to the issue of new shares, options or warrants are shown in equity as a deduction, net of tax, from the proceeds.

The Corporation periodically issues units to investors consisting of common shares and warrants in non-brokered private placements. Each whole warrant issued entitles the holder to acquire a common share of the Corporation, at a fixed Canadian dollar price over a specified term. These warrants are not transferable from the original investor to a new investor. The Corporation’s investor warrants are equity instruments and not financial liabilities or financial derivatives.

When investor or other warrants are exercised, the proceeds received are added to share capital. When investor or other warrants expire unexercised, no accounting entry is recorded.

Share-based payment transactions

The Corporation operates equity-settled share-based remuneration plans for its employees, directors and consultants. None of the Corporation's plans feature any options for a cash settlement.

All goods and services received in exchange for the grant of any share-based payment are measured at their fair values. Where employees are rewarded using share-based payments, the fair values of employees' services are determined indirectly by reference to the fair value of the equity instruments granted. This fair value is determined at the grant date.

All share-based remuneration is ultimately recognised as an expense in profit or loss with a corresponding credit to 'reserves'.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognised in the current period. No adjustment is made to any expense recognised in prior periods if share options ultimately exercised are different to that estimated on vesting.

Loss per share

The Corporation presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

For the year ended September 30, 2012

Significant accounting judgements and estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The financial statements include estimates which, by their nature are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the balance sheet date that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	the inputs used in accounting for share based payment expense in the statement of comprehensive loss;

Interest

Interest income and expenses are reported on an accrual basis using the effective interest method.

Operating expenses

Operating expenses are recognised in profit or loss upon utilization of the service or at the date of their origin.

4. RECENT ACCOUNTING PRONOUNCEMENTS

The Corporation has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Corporation has not yet early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its financial statements.

a) Accounting Standards Issued and Effective January 1, 2013 and January 1, 2015 in the case of IFRS 9

IFRS 9, Financial Instruments, replaces the current standard IAS 39, Financial Instruments: Recognition and Measurement, replacing current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard:
- Requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements;
- Defines the principle of control, and establishes control as the basis for consolidation;
- Sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and - Sets out the accounting requirements for the preparation of consolidated financial statements.

IFRS 10 supersedes IAS 27 and SIC-12, Consolidation - Special Purpose Entities.

IFRS 11, Joint Arrangements, establishes the core principle that a party to a joint arrangement determines the type of joint arrangements in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with the type of joint arrangement.

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

For the year ended September 30, 2012

IFRS 12, Disclosure of Involvement with Other Entities, requires the disclosure of information that enables users of consolidated financial statements to evaluate the nature of and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

IFRS 13, Fair Value Measurement, defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for the following:

- Share-based payment transactions within the scope of IFRS 2, Share-based Payment;
- Leasing transactions within the scope of IAS 17, Leases;
- Measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2, Inventories, or value in use in IAS 36, Impairment of Assets.

IAS 27, Separate Financial Statements, has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly ventures, and associates an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements.

IAS 28, Investment in Associates and Joint Ventures, prescribes the accounting for investment in associates and jooint ventures and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associated or joint venture).

IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine, summarizes the method of accounting for waste removal costs incurred as a result of surface mining activity during the production phase of a mine.

5. INVESTMENTS

		2012		2011
	$		$

Cash		9		9
Investments		101,822		98,608
		101,831		98,617

As at September 30, 2012 the Corporation held Canadian dollar denominated guaranteed investment certificates maturing September 2014 and yielding 3.25% [2011 - September 2014, yielding 3.25%] .

6. CAPITAL AND RESERVES

i.	Authorized

The Corporation is authorized to issue an unlimited number of common shares.

ii.	Details of share issuances

2010

Initial Public Offering

On September 8, 2010 the Corporation completed its initial public offering (the “IPO”) of 1,500,000 common shares at a price of $0.20 per common share for gross proceeds of $300,000. The Corporation paid the Agent a cash commission of $25,500, which is equal to 8.5% of the proceeds and granted a non-transferable option (the “Broker warrants”) to purchase 75,000 common shares of the Corporation equal to 5% of the number of common shares sold through the IPO. The broker warrants are exercisable for a period of 24 months from the date of listing on the TSX Venture Exchange (the “Exchange”) at a price of $0.20 per common share.

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

For the year ended September 30, 2012

iii.	Warrants

The following table reflects the continuity of warrants:

		2010 and 2011				2012
	Exercise	Opening	Warrants	Warrants	Warrants	Closing
Expiry Date	Price	Balance	Issued	Exercised	Expired	Balance
	$	#	#	#	#	#

September 8, 2012	0.20	75,000	-	-	(75,000)	-
		75,000	-	-	(75,000)	-

iv.	Share based payment plan

The Corporation has a stock option plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Corporation. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 10% in the aggregate and 5% with respect to any one optionee, of the number of issued and outstanding common shares of the Corporation at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the Board of Directors which cannot exceed ten years.

		2010 and 2011				2012
	Exercise	Opening			Expired/	Closing
Expiry Date	Price	Balance	Granted	Exercised	Cancelled	Balance
	$	#	#	#	#	#

September 8, 2020	0.20	300,000		-	-	- 300,000

Weighted average exercise price		0.20		-	-	- 0.20

All 300,000 options are subject to a Tier 2 Value Escrow Security Agreement and may not be released from escrow and traded without the prior written consent of the regulatory authorities.

7. LOSS PER SHARE

The basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the year. Fully diluted loss per share is the same as basic loss per share. The effect of common share purchase options, warrants and underwriter's warrants on the net loss is not reflected as to do so would be anti-dilutive.

The following table sets for the computation of basic and diluted loss per share:

	2012	2011
Numerator:
Net loss	(98,365)	(92,638)
Denominator:
Weighted average number of common shares	3,025,000	3,025,000
Weighted average loss per share	(0.03)	(0.03)

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

For the year ended September 30, 2012

8. RELATED PARTIES

The following are the related party transactions within these financial statements:

Included in operating expenses are amounts totalling $8,187 [2011 - $9,250] for a recovery of cost for accounting services and related charges provided by 1752466 Ontario Inc., which a company related to the Corporation through Dan Mechis, Director of the Corporation.

9. MANAGEMENT OF CAPITAL RISK

The Corporation manages its common shares, stock options and warrants as capital. The Corporation's objectives when managing capital are to safeguard the Corporation's ability to continue as a going-concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Corporation manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Corporation may attempt to issue new shares and, acquire or dispose of assets.

The Corporation does not pay out dividends. The Corporation's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

In 2012 and 2011, the Corporation had cash and cash equivalents in level 1 and investments in level 2.

10. FINANCIAL RISKS AND RELATED RISKS

The Corporation examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

[a] Credit Risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Corporation by those counterparties, less any amounts owed to the counterparty by the Corporation where a legal right of off-set exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

i)	Trade credit risk
The Corporation is not exposed to significant credit risk and overall the Corporation's credit risk has not changed significantly from the prior year.

ii)	Cash and cash equivalents and investments

In order to manage credit and liquidity risk the Corporation invests only in highly rated investment grade instruments. Limits are also established based on the type of investment, the counterparty and the credit rate.

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

For the year ended September 30, 2012

iii)	Derivative financial instruments

As at September 30, 2012 the Corporation has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

[b] Liquidity risk
Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

[c] Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Corporation will realize a significant loss as a result of a decline in the fair market value of investments and other items held within cash and cash equivalents is limited given that the majority of investments have a relatively short maturity. The Corporation manages its interest rate risk with investments by investing the majority of funds in short-term investments and therefore is not exposed to significant fluctuations in interest rates.

The Corporation does not invest in derivatives to mitigate these risks.

11. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in note 3, these are the Corporation's first financial statements for the period covered by the first annual financial statements prepared in accordance with IFRS.

The accounting polices in note 3 have been applied in preparing the financial statements for year ended September 30, 2012, the comparative information for the year ended September 30, 2011, and the preparation of an opening IFRS statement of financial position on the Transition Date, October 1, 2010.

In preparing its opening IFRS statement of financial position, comparative information for the year ended September 30, 2012, the Corporation has adjusted amounts reported previously in financial statements prepared in accordance with GAAP.

An explanation of how the transition from previous GAAP to IFRS has affected the Corporation's financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS are set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exception for first time adopters of IFRS. The Corporation elected to take the following IFRS 1 optional exemption:

•	to apply the requirements of IFRS 2, Share-based payments, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date;

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

For the year ended September 30, 2012

Reconciliation of Assets, Liabilities and Equity

				As at October 1, 2010
				Effect of
				transition
		GAAP		to IFRS		IFRS
				Notes (a) - (b)
	$		$		$
ASSETS

Non-current assets
Investments		95,513		-		95,513
Total non-current assets		95,513		-		95,513

Current assets
Cash and cash equivalents		265,838		-		265,838
		265,838		-		265,838

Total assets		361,351		-		361,351

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		10,728		-		10,728
Total liabilities		10,728		-		10,728

EQUITY

Common shares		408,413		-		408,413
Share purchase warrants		7,875		(7,875)		-
Contibuted surplus		54,300		(54,300)		-
Reserves		-		62,175		62,175
Deficit		(119,965)		-		(119,965)
Total equity		350,623		-		350,623

Total equity and liabilities		361,351		-		361,351

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

For the year ended September 30, 2012

Reconciliation of Assets, Liabilities and Equity (continued)

				As at September 30, 2011
				Effect of
				transition
		GAAP		to IFRS		IFRS
				Notes (a) - (b)
	$		$		$
ASSETS

Non-current assets
Investments		98,617		-		98,617
Total non-current assets		98,617		-		98,617
Current assets
Cash and cash equivalents		185,530		-		185,530
		185,530		-		185,530

Total assets		284,147		-		284,147

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		26,162		-		26,162
Total liabilities		26,162		-		26,162

EQUITY

Common shares		408,413		-		408,413
Share purchases warrants		7,875		(7,875)		-
Contributed surplus		54,300		(54,300)		-
Reserves		-		62,175		62,175
Deficit		(212,603)		-		(212,603)
Total equity		257,985		-		257,985

Total equity and liabilities		284,147		-		284,147

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

For the year ended September 30, 2012

Reconciliation of Loss and Comprehensive Loss

	Year ended September 30, 2011
				Effect of
				transition
		GAAP		to IFRS		IFRS
				Notes (a) - (b)
	$		$		$
Expenses
Corporate accounting services		9,250		-		9,250
General and administrative		15,345		-		15,345
Filing services		4,335		-		4,335
Listing fees		5,876		-		5,876
Professional fees		60,935		-		60,935
		95,741		-		95,741
Loss for the year		(95,741)		-		(95,741)

Other comprehens
Investment income		3,103		-		3,103
Other comprehensive income		3,103		-		3,103
Total comprehensive loss		(92,638)		-		(92,638)

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

For the year ended September 30, 2012

Reconciliation of Cash Flows

		Year ended September 30, 2011
				Effect of
				transition
		GAAP		to IFRS		IFRS
				Notes (a) - (b)
	$		$		$
Operating activities
Loss and comprehensive loss for year		(92,638)		-		(92,638)
Add charges (deduct credits) to earnings not
involving a current payment (receipt) of cash
Net change in non-cash working capital
balances related to operations		15,433		-		15,433
Cash and equivalents used in operating activities		(77,205)		-		(77,205)

Investing activities
Accrued interest on investment		(3,103)		-		(3,103)
Cash and equivalents used for investing activities		(3,103)		-		(3,103)

Decrease in cash and cash equivalents		(80,308)		-		(80,308)
Cash and cash equivalents, beginning of the year		265,838		-		265,838
Cash and cash equivalents, end of year		185,530		-		185,530

T.B. Mining Ventures Inc.
(Incorporated under the laws of Ontario)

NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

For the year ended September 30, 2012

Notes to Reconciliation

[a] Share-based payment

Under GAAP, the Corporation measured share-based compensation related to stock options at the fair value of the options granted using the Black-Scholes option pricing formula and recognized its expense over the vesting period for the options. For the purposes of accounting for share based payment transactions an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees were measured on the date of grant. The fair value of options granted to contractors and consultants were measured on the date the services were completed. Forfeitures were recognized as they occurred.

IFRS 2 Share-based payment requires the Corporation to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the grant date and to recognize such expense over the vesting period of the options. However, under IFRS 2, the recognition of such expense must be done with a “graded vesting” methodology as opposed to the straight-line vesting method allowed under Canadian GAAP. In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods, whereas under Canadian GAAP forfeitures are recognized as they occur. Furthermore, for options granted to non-employees, IFRS requires that share-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share based payment transactions an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Corporation and resulted in certain contractors and consultants being classified as employees under IFRS.

The Corporation has elected to apply the requirements of IFRS 2, Share-based payment, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date. There was no impact on the financial statements. Under GAAP, the Corporation measured share-based compensation related to stock options at the fair value of the options granted using the Black-Scholes option pricing formula and recognized its expense over the vesting period for the options. For the purposes of accounting for share based payment transactions an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees is measured on the date of grant. The fair value of options granted to contractors and consultants are measured on the date the services are completed. Forfeitures are recognized as they occur.

For the share purchase options granted to the individuals reclassified, change in fair value after the grant date previously recognized for GAAP purposes did not require any adjustment. There were no unvested options issued and outstanding as of and after the Transition Date.

[b] Reclassification within equity section

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Corporation reviewed its contributed surplus and share purchases warrants accounts and concluded that as at the Transition Date of October 1, 2010, the entire balance of $62,175 related to Reserves. As a result, the Corporation believes a reclassification is necessary within the equity section between "Contributed surplus and share purchase warrants" and the "Reserves" account. For comparative purposes, as at September 30, 2011, the entire $62,175 "Contributed surplus and share purchase warrants" accounts were reclassified into "Reserves". Additionally, as at September 30, 2011, $62,175 "Contributed surplus and share purchases warrant" accounts were reclassified as "Reserves".